

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2021

Theodore Dinges
Manager
Amazon Gold, LLC
9001 E. San Victor Drive, Unit 1002
Scottsdale, AZ 85258

> **Re: Amazon Gold, LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed October 22, 2021**
> **File No. 024-11587**

Dear Mr. Dinges:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2021 letter.

Amendment No. 2 to Offering Statement on Form 1-A filed October 22, 2021

Description of Our Business
Objectives and Strategy, page 20

1.   We note your response to our prior comment 4 and reissue it in part. We note that the Company intends to fund initial gold arbitrage operations in Brazil which are expected to provide "annualized Company returns at rates sufficient to meet the Company's objectives" but the basis of your projections appear to be based on the success of a contractor with no corresponding measure of quantitative financial information included in the offering statement. Please clarify your disclosures and describe the valuation method or model used to calculate your preferred rate and specifically disclose the related assumptions. If no standard valuation method was used, please state this information in

your offering circular. Please also revise or provide a reasonable basis for any disclosure suggesting that you will be able to provide a Preferred Rate of 12% on an annual basis. Refer to Part II(b) of Form 1-A.

2. Please expand your disclosure to clarify and substantiate the amount of capital that will be required to fund each of your objectives over the next twelve months. In this regard, discuss the timeframe for each objective and the related expenses.

3. We note that you were recently incorporated on December 7, 2020 for the purpose of funding arbitrage activities and have not generated any revenues to date. Please revise the disclosure in the second paragraph on page 21 to clarify that references to average sale proceeds are not based on prior historical prices or advise. Additionally, disclose whether you are using any pricing assumptions.

General

4. We note your response to our prior comment 3 and that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption.

    Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642, with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Wallace Glausi